UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-51437

BESTWAY COACH EXPRESS, INC.
(Exact name of registrant as specified in its charter)

2 Mott Street, Ste 704, NY, NY 10013 (212) 608-8988
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(ii) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 15d-6 ☐
Rule 12h-3(b)(1)(i) ☒

Approximate number of holders of record as of the certification or notice date: 61

Pursuant to the requirements of the Securities Exchange Act of 1934, BESTWAY COACH EXPRESS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 6, 2008	By:	/s/ Wilson Cheng
	Name:	Wilson Cheng
	Title:	Chief Executive Officer